

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2024

Tom Vadaketh
Senior Vice President and Chief Financial Officer
Enviri Corp
Two Logan Square
100-120 North 18th Street, 17th Floor
Philadelphia, PA 19103

> **Re: Enviri Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-03970**

Dear Tom Vadaketh:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Trade & Services